Filed by Alps Electric Co., Ltd. Pursuant to Rule 425 under
the U.S. Securities Act of 1933 Subject Company: Alpine
Electronics, Inc. (File Number: 132-02817) Dated October 30,
2017 Business Integration with Alpine (Excerpt) Perfecting
the Art of Electronics ALPS

2. Progress on the Business Integration [Disclosed October
30, 2017] ALPS
Oct. 2017 Dec. 2017 Execution of Alps
absorption-type company split agreement June 2018 Alps
ordinary shareholders meeting approves absorption-type
company split Dec. 2018 Alpine extraordinary shareholders
meeting approves share exchange Jan. 2019 Share exchange
takes effect April 2019 Absorption-type company split takes
effect ALPS HD is inaugurated

Explanation of the gist of the business integration to key
customers Visited key customers in and outside Japan
Surveyed customers' expectations regarding the business
integration Received positive reactions from automobile
manufacturers

Status of preparation for merger clearance applications
pursuant to antitrust laws Identified the countries and
regions in which merger clearance applications are required;
preparing applications Aim to complete the process and
commence substantive business collaboration by around summer
2018

Bilateral discussions for generating business integration
synergies Launched the business integration preparation
committee, which began discussing the generation of
synergies through sharing management resources such as core
technologies and infrastructure Expect early generation of
synergies (4 billion yen or more) through streamlining
procurement function (e.g. joint procurement) In medium- to
long-term, strive to generate further synergies through
enhanced collaboration in the automotive business and new
business areas

Disclaimer ALPS
Alps Electric Co., Ltd. ("Alps") may file a
registration statement on Form F-4 ("Form F-4") with the
U.S. Securities and Exchange Commission (the "SEC") in
connection with the possible share exchange with Alpine
Electronics, Inc. ("Alpine"). The Form F-4 (if filed) will
contain a prospectus and other documents. If a Form F-4 is
filed and declared effective, the prospectus contained in
the Form F-4 will be mailed to U.S. shareholders of Alpine
prior to the shareholders' meeting at which the share
exchange will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information
about Alps, Alpine, the share exchange and related matters.
U.S. shareholders of Alpine are urged to read the Form F-4,
the prospectus and other documents that may be filed with
the SEC in connection with the share exchange carefully
before they make any decision at the shareholders' meeting
with respect to the share exchange. Any documents filed with the SEC in connection with the share exchange will be made
available when filed, free of charge, on the SEC's website
at www.sec.gov. In addition, upon request, the documents
will be mailed to shareholders for free of charge. To make a request, please refer to the following contact information.

Company name: Alps Electric Co., Ltd. Address: 1-7,
Yukigaya-otsukamachi, Otaku, Tokyo, Japan Department in
charge: Junji Kobayashi, Senior Manager, Corporate Planning
Office Telephone: +81-3-5499-8026 (IR Direct)

Company name: Alpine Electronics, Inc. Address: 1-7,
Yukigaya-otsukamachi, Otaku, Tokyo, Japan Department in
charge: Shinji Yamazaki, Senior Manager, Finance and Public
Relations Department Telephone: +81-3-5499-4391 (IR Direct)

Forward-Looking Statements ALPS
This document includes
"forward-looking statements" that reflect the plans and
expectations of Alps and Alpine in relation to, and the
benefits resulting from, their business integration
described above. To the extent that statements in this
document do not relate to historical or current facts, they
constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs
of Alps and Alpine in light of the information currently
available to them, and involve known and unknown risks,
uncertainties and other factors. Such risks, uncertainties
and other factors may cause the actual results, performance, achievements or financial position of one or both of the
companies (or the integrated group) to be materially
different from any future results, performance, achievements or financial position expressed or implied by these
forward-looking statements. The companies undertake no
obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to
consult any further disclosures by the companies (or the
integrated group) in their subsequent domestic filings in
Japan and filings with the U.S. Securities and Exchange
Commission. The risks, uncertainties and other factors
referred to above include, but are not limited to: (1)
economic and business conditions in and outside Japan; (2)
changes in demand for and material prices of automobiles,
smart phones and consumer electrical equipment and machines, which are the main markets of the Companies' products, and
changes in exchange rates; (3) changes in the competitive
landscape, including the changes in the competition
environment and the relationship with major customers; (4)
further intensified competition in the electronic components business, automotive infotainment business and logistics
business; (5) increased instability of the supply system of
certain important components; (6) change in the product
strategies or other similar matters, cancellation of a
large-quantity order, or bankruptcy, of the major customers;
(7) costs and expenses, as well as adverse impact to the
group's reputation, resulting from any product defects; (8)
suspension of licenses provided by other companies of
material intellectual property rights; (9) changes in
interest rates on loans and other indebtedness of the
companies, as well as changes in financial markets; (10)
adverse impact to liquidity due to acceleration of
indebtedness; (11) changes in the value of assets (including pension assets) such as securities and investment
securities; (12) changes in laws and regulations (including
environmental regulations) relating to the companies'
business activities; (13) increases in tariffs, imposition
of import controls and other developments in the companies'
main overseas markets; (14) unfavorable political factors,
terrorism, war and other social disorder; (15) interruptions in or restrictions on business activities due to natural
disasters, accidents and other causes; (16) environmental
pollution countermeasures costs; (17) violation of laws or
regulations, or the filing of a lawsuit; (18) the companies
being unable to complete the business integration due to
reasons such as the companies are not able to implement the
necessary procedures including approval of the agreement
with regard to the business integration by the shareholders'
meetings of the companies, and any other reasons; (19)
delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities' or other necessary approvals' being unable to
be obtained; and (20) inability or difficulty of realizing
synergies or added values by the business integration by the integrated group.